Exhibit 99.1

FENNEC PROVIDES CORPORATE UPDATE AND ANNOUNCES THIRD QUARTER 2016 RESULTS

•	SIOPEL 6 Updated Interim Results Presented at the International Society of Pediatric Oncology (SIOP) -confirms no evidence of tumor protection and final audiometry results will be available in the fourth quarter of 2017

Research Triangle Park, NC, November 14, 2016 – Fennec Pharmaceuticals Inc. (TSX: FRX, OTCQB: FENCF), a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its corporate update and financial results for the third quarter ended September 30, 2016.

Corporate Update

Updated Interim results from "“SIOPEL 6: A multi-centre open label randomised phase III trial of the efficacy of sodium thiosulfate (STS) in reducing ototoxicity in patients receiving cisplatin (Cis) monotherapy for standard risk hepatoblastoma (SR-HB)” were presented in an oral presentation at the 2016 SIOP meeting in Dublin, Ireland. The conclusions included: it is safe to deliver Sodium Thiosulfate for otoprotection in Standard Risk Hepatoblastoma treated according to the SIOPEL 6 regimen; the addition of STS to the treatment of standard risk hepatoblastoma has not affected survival; the interim results of the first 68 patients achieving centrally reviewed pure tone audiometry at over above 3.5 years of age were encouraging; and the results of the audiology primary end point will be available in the fourth quarter of 2017.

"We are pleased that the updated interim results from SIOPEL 6 presented at SIOP continue to support the safety of STS in combination with cisplatin", said Rosty Raykov, Chief Executive Officer. "We look forward to sharing the final audiometry results of SIOPEL 6 in the fourth quarter of 2017."

Financial Update

The selected financial data presented below is derived from our audited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim unaudited condensed consolidated financial statements for the period ended September 30, 2016 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Research and development expenses increased for the three months ended September 30, 2016 over the same period in 2015 as the Company increased its efforts on STS development. STS research and development efforts currently focus on being able to produce STS commercially as well as for a compassionate use program. During the three months ended September 30, 2016 the primary expenses within research and development are the manufacturing of STS in preparation for a compassionate use program.

General and administrative expenses increased over same period in 2015. There were increases in director and key employee compensation during the quarter ended September 30, 2016 over same quarter in 2015 as the Company made efforts to align our director and key employee compensations to that of companies of similar market capitalizations in similar industries. Travel and regulatory consulting also increased during the quarter ended September 30, 2016 over the same period in 2015 as the company prepares for SIOPEL 6 trial results. During the quarter ended September 30, 2016, there were also increases in both non-cash deferred compensation and non-cash equity compensation expenses for employees and contractors as compared with the same period in 2015.

During the quarter ended September 30, 2016, the Company completed the sale of certain intellectual property, data and other assets related to Eniluracil and Adh-1 technologies and development programs for gross proceeds of $40. The Company recorded an unrealized gain on derivatives of $19 in the three months ended September 30, 2016 compared to a gain of $216 for the same three months ended in 2015. The gain in 2015 related to the revaluation of derivative warrant liabilities (originally issued in 2009). In the past, the derivative warrant liability was significant and had the ability to produce large swings in non-cash gains and losses in any given period, depending upon market conditions. The remaining derivative liability on the balance sheet is associated with the Company’s Canadian denominated options.

Interim Unaudited Condensed Statement of Operations

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Revenue	$-	$-	$-	$-
Operating expenses:
Research and development	112	88	298	185
General and administrative	452	250	1,427	1,154
Loss from operations	(564)	(338)	(1,725)	(1,339)
Other:
Unrealized gain on derivatives	19	216	45	1,226
Sale of Eniluracil	40	-	40	-
Other loss	-	(2)	(12)	(9)
Interest income and other	3	1	6	3
Total other, net	62	215	79	(1,220)
Net loss and total comprehensive loss	$(502)	$(123)	$(1,646)	$(119)
Basic net loss per common share	$(0.04)	$(0.01)	$(0.13)	$(0.01)
Diluted net loss per common share	$(0.04)	$(0.01)	$(0.13)	$(0.01)
Weighted-average number of common shares outstanding, basic	13,643	10,929	12,469	10,791
Weighted-average number of common shares outstanding, diluted	13,643	10,929	12,469	10,791

Total research and development expenses were up by $113 for the nine months ended September 30, 2016 over the same period in 2015. The Company has increased its research and development expenses related to STS as the Company prepares for the launch of a managed access program. General and administrative expenses increased during the comparable period largely due to the issuance of equity based compensation and increases in director and key employee compensation.

A large portion of the Company’s derivative liability expired during the nine months ended September 30, 2015 and substantially all of the remaining derivative liability expired during the nine month period ended September 30, 2016. As the vast majority of the Company’s derivative liabilities have expired, it is expected that fluctuations in derivative valuations will have a vastly reduced effect on the Company’s future results.

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)	September 30, 2016	December 31, 2015
Assets
Cash and cash equivalents	$4,537	$942
Other current assets	43	77
Total Assets	$4,580	$1,019

Liabilities and stockholders’ equity
Current liabilities	$323	$389
Derivative liabilities	37	82
Total stockholders’ equity	4,220	548
Total liabilities and stockholders’ equity	$4,580	$1,019

Cash and cash equivalents were $4,537 at September 30, 2016 and $942 at December 31, 2015. The increase in cash and cash equivalents between September 30, 2016 and December 31, 2015 is primarily due to cash received from the exercise of various warrants and options and the completion of an equity financing in May 2016. These increases in cash were offset by cash spent on research and development and general and administrative activities. The Company received $5,000 from the equity financing, $102 from the exercise of warrants and $6 from the exercise of options. The Company issued a total of 2,703 shares as a result of these activities.

	Nine Months Ended
Working Capital Selected Asset and Liability Data:	September 30, 2016	December 31, 2015
(U.S. Dollars in thousands)
Cash and cash equivalents	$4,537	$942
Other current assets	43	77
Current liabilities excluding derivative liability	(323)	(389)
Working capital	$4,257	$630

Selected Equity:
Common stock	$74,261	$69,153
Accumulated deficit	(113,179)	(111,533)
Stockholders’ equity	4,220	548

At September 30, 2016, the Company had working capital balance totaling approximately $4.3 million compared to $0.6 million as of December 31, 2015.

Dollar and shares in thousands	Three Months Ended September 30,		Nine Months Ended September 30,
Selected cash flow data:	2016	2015	2016	2015
Net cash used in operating activities	(544)	(509)	(1,513)	(1,438)
Net cash used in by investing activities	-	-	-	-
Net cash provided by financing activities	-	21	5,108	497
(decrease/increase in cash and cash equivalents	(544)	(488)	3,595	(941)

Net cash used in operating activities for the three months ended September 30, 2016 was $544, as compared to $509 during the same period in 2015. This increase in cash outlays relates to ongoing STS Phase III trials and STS product development. Net cash provided by financing activities for the three months ended September 30, 2016 was $0 compared to $21 for the three months ended September 30, 2015. Total decrease in cash and cash equivalents was $544 for the three months ended September 30, 2016 as opposed to a decrease of $488 over the same period in 2015.

Net cash used in operating activities for the nine months ended September 30, 2016 was $1,513 as compared to $1,438 during the same period in 2015. This increase is due to increased cash outlays incurred from general and administrative costs associated with the Company’s strategic initiatives designed to further develop new markets and partnering opportunities. Net cash provided by financing activities for the nine months ended September 30, 2016 was $5,108 compared to $497 for the nine months ended September 30, 2015. The $5,108 includes $5,000 from the receipt of equity financing and $108 in cash representing the exercise of various warrants and options being exercised. Total increase in cash and cash equivalents was $3,595 for the nine months ended September 30, 2016 which is an increase of $4,536 over the same period in 2015.

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, the proposed sale to Elion may not be completed and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2015. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

About Sodium Thiosulfate (STS)

Cisplatin and other platinum compounds are essential chemotherapeutic components for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity in many patients, and are particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe there is estimated that over 10,000 children are diagnosed with local cancers that may receive platinum based chemotherapy.   Localized cancers that receive platinum agents may have overall survival rates of greater than 80% further emphasizing the quality of life after treatment. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

STS has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies are closed to recruitment. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals, Inc., is a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients. STS has received Orphan Drug Designation in the US in this setting. For more information, please visit www.fennecpharma.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

T: (919) 636-5144